EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2013	For the Period From June 21, 2012 (1) through December 31, 2012
	(in thousands)

Net Income (Loss) attributable to common stockholders	$11,995	$6,098
Additional fixed charge (interest expense)	$5,643	$1,455
Earnings adjusted	$17,638	$7,553
Ratio of earnings to fixed charges	3.13	5.19

(1)	The Company received an initial capital contribution of $1,000 and issued 50 shares of common stock on June 21, 2012.